News Release
TSX:RMX| NYSE.AMEX:RBY April 27, 2009

Rubicon Intersects More High-Grade Gold and Wide Gold Zones at F2 Zone,

Phoenix Gold Project, Red Lake, Ontario
- 3.62 oz/ton gold over 9.8 feet, 6.96 oz/ton gold over 3.3 feet and 1.15 oz/ton gold over 12.1 feet -
- wide zones include 0.36 oz/ton gold over 98.4 feet -

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-AMEX) is pleased to announce results of ice-based drilling from its 100%-controlled Phoenix Gold Project, located in the heart of the prolific Red Lake Gold District of Ontario. The Company is conducting drill programs designed to expand the F2 Zone from which numerous significant high-grade and bonanza-grade gold intercepts have been reported (see news releases from March 12, 2008, onwards).

Results in this release are focused in the northeast and southwest target areas respectively, for which positive initial results were released February 11 and March 23, 2009. See Figures 1 to 3 for drill hole location maps and sections. For a complete tabulation of all results from the F2 Zone, please refer to www.rubiconminerals.com.

F2 Zone northeast extension drilling

New high-grade gold results from this area include 1.15 oz/ton gold over 12.1 feet (39.3 g/t gold over 3.7 metres) in hole F2-59 and 6.96 oz/ton gold over 3.3 feet (238.6 g/t gold over 1.0 metre) in hole F2-58.  Host basalts in this area contain numerous additional significant gold intercepts (see Table 1) developed within wide mineralized intervals, e.g., 0.36 oz/ton gold over 98.4 feet (12.3 g/t gold over 30.0 metres) in hole F2-57. Results from the northeast extension area are significant because:

1)	New results show that the northeast area represents an expansion of the F2 core system rather than a separate, isolated area (see Figure 1, 2 and 3).

2)	The system remains open for exploration further to the north/northeast and to depth.

3)
Newly reported high-grade gold intercepts in hole F2-58, and previously reported high-grade gold in hole F2-57 (2.01 oz/ton gold over 13.1 feet (68.8 g/t gold over 4.0 metres)) occur approximately 100 metres from the core of the F2 Zone.  Taken together, these results indicate the potential to significantly expand the core high-grade gold system and indicate potential for a significant, new high-grade gold zone.

4)
The potential to further expand the system to the northeast and discover additional gold zones is considered to be high. This is evidenced by the new high-grade gold intercept in hole F2-59 which occurs 40 metres from the wide intercept reported in hole F2-57 and, separately in hole F2-55 which intersected gold mineralization to the east of previous holes in an untested area.

F2 Zone core area drilling

Hole F2-61B returned a thick intersection of mineralized basalts averaging 0.11 oz/ton gold over 160.7 feet (3.6 g/t gold over 49.0 metres) that contains several higher grade sections up to 0.96 oz/ton gold over 3.3 feet (33.0 g/t gold over 1.0 metres). This thick intersection of the favoured host lithology offers potential for significant additional gold mineralization in this area.

F2 Zone southwest extension drilling

New high-grade gold intercepts in this area are highlighted by 3.62 oz/ton gold over 9.84 feet (124.2 g/t gold over 3.0 metres) in hole F2-52. This intercept is interpreted to be the down-plunge continuation of the F2 gold system and demonstrates the excellent potential for further high-grade gold throughout this area. Hole F2-52 also returned numerous additional significant gold intercepts over a broad interval at moderate depths (see Table 1). In addition, holes F2-52 and F2-56 intersected thick, near surface mineralization including 0.12 oz/ton gold over 84.0 feet (4.1 g/t gold over 25.6 metres). These broad, near surface zones contain several higher grade gold intervals (see Table 1) and offer excellent potential for further gold discoveries down plunge to the southwest. These will be drill-tested by holes collared on the 400 foot level from underground which is scheduled to commence by the end of May, 2009. Gold mineralization remains open further to the southwest and to depth.

Footwall East area

One reconnaissance drill hole located approximately 1.4 kilometres to the northeast of the F2 Zone was completed and intersected 0.37 oz/ton gold over 3.3 feet (12.8 g/t gold over 1.0 metres) and 0.1 oz/ton gold over 9.8 feet (3.6 g/t gold over 3.0 metres) in mafic host rocks. The presence of gold bearing units in this major step out is encouraging and demonstrates potential for new gold discoveries well beyond the extensive F2 gold system itself.

“We are very encouraged that high-grade gold zones continue to be intersected in every new area we drill at F2. When we review all of our data to date, based on over 45,000 metres of drilling, we see that the F2 basalts, which are the preferred host for gold mineralization, display good continuity. We now recognize that these gold-mineralized F2 basalts can be traced 700 metres laterally and up to 1101 metres vertically. Within this area, drilling to date has been very successful in consistently intersecting significant gold mineralization. While this drilling has documented extensive gold mineralization to date, only a small part of the total identified target area has been drill tested and thus the potential for further expansion of the F2 gold system is considered to be very high. This expansion of the F2 Gold System is the goal of our recently announced 80,000-metre drill program, which has just commenced” stated David Adamson, President and CEO.

Underground Update

Dewatering of underground workings is complete and rehabilitation of the underground workings, which are in good condition, is underway. It is anticipated that drilling from the 400 foot level and the start of shaft deepening will commence before the end of May, 2009.

Rubicon Minerals Corporation is a well-funded exploration and development company, focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon controls over 380,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 25% of the issued shares of the Company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Table 1:  Assay Results
Hole	Depth to Centre of Intercept (m)	Gold (g/t)	Metres	Gold (oz/t)	Feet
Northeast Extension Drilling
F2-55	485	11.3	1.0	0.33	3.3
F2-57	96	3.4	6.0	0.10	19.7
F2-57	120	12.3	30.0	0.36	98.4
incl	121	16.0	1.5	0.47	4.9
incl	121	41.7	0.5	1.22	1.6
F2-58	68	238.6	1.0	6.96	3.3
F2-58	136	3.1	9.3	0.09	30.7
incl	135	4.1	5.0	0.12	16.4
incl	136	11.5	1.0	0.34	3.3
F2-59	200	39.3	3.7	1.15	12.1
incl	199	263.4	0.5	7.68	1.6
F2-60B	309	5.1	6.0	0.15	19.7
F2-63B*	181	7.1	7.6	0.21	24.8
incl*	178	37.6	1.0	1.10	3.3
Core Zone
F2-61	127	5.4	5.9	0.16	19.4
incl	126	9.0	3.0	0.26	9.8
F2-61B	218	3.6	49.0	0.11	160.7
incl	209	6.5	13.0	0.19	42.6
incl	217	9.1	5.0	0.26	16.4
incl	221	33.0	1.0	0.96	3.3
Southwest Extension Drilling
F2-52	56	3.3	7.0	0.09	23.0
incl	58	4.4	4.0	0.13	13.1
F2-52	348	12.8	0.9	0.37	3.0
F2-52	391	17.8	1.0	0.52	3.3
F2-52	600	10.9	1.8	0.32	5.9
incl	599	18.8	0.8	0.55	2.6
F2-52	920	17.7	2.0	0.51	6.6
incl	919	23.8	1.0	0.69	3.3
F2-52	1006	124.2	3.0	3.62	9.8
incl	1006	322.3	1.0	9.40	3.3
F2-54	383	14.0	1.0	0.41	3.3
F2-56	45	4.1	25.6	0.12	84.0
incl	48	8.3	8.0	0.24	26.2
incl	46	26.3	1.0	0.77	3.3
F2-56	118	2.1	8.0	0.06	26.2
Step out Drilling (Footwall East)
FE-09-01	237	3.6	3.0	0.10	9.8
FE-09-01	243	12.8	1.0	0.37	3.3
* Assays pending for portions of the hole
Assays are uncut
Reported assay results satisfy the following cut-off criteria:
> 10.0 gram gold x metre product and > 3.0 g/t gold

Figure 1:  Plan Map of the F2 Zone

Figure 2:  Composite Long Section Looking Northwest

Figure 3:  Composite Long Section of Northeast Extension Drilling Looking Northwest

SW
NE
Mine Shaft
0 m
Lake Surface
F2-61
5.4 / 5.9
incl 9.0 / 3.0
F2-58
238.6 / 1.0
F2-57
3.4 / 6.0
Open Along Strike
F2-57
12.3 / 30.0
incl 16.0 / 1.5
incl 41.7 / 0.5
-150 m
Open
F2-63B
7.1 / 7.6
incl 37.6 / 1.1
F2-61B
3.6 / 49.0
incl 6.5 / 13.0
incl 9.1 / 5.0
incl 33.0 / 1.0
F2-58
3.1 / 9.3
incl 4.1 / 5.0
incl 11.5 / 1.0
F2-59
39.3 / 3.7
incl 263.4 / 0.5
Open
Open
Open to Depth
-350 m
F2-60B
5.1 / 6.0
F2-55
11.3 / 1.0
Refer to Figure 2 for Legend
0
100
200
Metres
-550 m

Assaying and Qualified Person
Assays were conducted on sawn NQ-sized half core sections. Further drilling is required before the true widths of reported intercepts can be determined. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake. Standards, blanks and check assays were included at regular intervals in each sample batch. Gold standards were prepared by CDN Resource Laboratories Ltd. Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Person under the definition of NI 43-101.

Forward Looking Statements
This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", “suggest”  and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs which are dependant on projections which will need to be confirmed when underground work is commenced. In addition, areas of exploration potential are identified which will require substantial drilling to determine whether or not they contain similar mineralization to areas which have been explored in more detail. The description of mineralized zones is not intended to imply that any economically mineable estimate of reserves or resources exists on the Phoenix project. Similarly, although geological features of the F2 Zone are interpreted to show similarities to nearby gold producing mines owned by third parties, this should not be interpreted to mean that the F2 zone has, or that it will, generate similar reserves or resources. Significant additional drilling is required at F2 to fully understand system size before a meaningful resource calculation can be completed.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.